UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

VistaCare, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

92839Y109
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92839Y109

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,141
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 338,141
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92839Y109

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,780
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 338,780
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 92839Y109

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 234,661
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 234,661
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92839Y109

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 481,915
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 481,915
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 92839Y109

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 279,853
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 279,853
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92839Y109

1	NAME OF REPORTING PERSON CANDENS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 852,655
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 852,655
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 852,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 92839Y109

1	NAME OF REPORTING PERSON ACCIPITER CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 820,695
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 820,695
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 92839Y109

1	NAME OF REPORTING PERSON GABE HOFFMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,673,350
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,673,350
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,673,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 92839Y109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Class A Common Stock, $0.01 Par Value Per Share (the “Shares”), of VistaCare, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 4800 North Scottsdale Road, Suite 5000, Scottsdale, Arizona 85251.

Item 2.	Identity and Background.

(a)           This statement is filed by Accipiter Life Sciences Fund, LP, a Delaware limited partnership (“ALS Fund”), Accipiter Life Sciences Fund (Offshore), Ltd., a Cayman Islands company (“ALS Fund Offshore”), Accipiter Life Sciences Fund II, LP, a Delaware limited partnership (“ALS Fund II”), Accipiter Life Sciences Fund II (Offshore), Ltd., a Cayman Islands company (“ALS Fund II Offshore”), Accipiter Life Sciences Fund II (QP), LP, a Delaware limited partnership (“ALS Fund II QP”) (together with ALS Fund, ALS Fund Offshore, ALS Fund II, ALS Fund II Offshore, ALS Fund II QP, the “Accipiter Entities”), Accipiter Capital Management, LLC, a Delaware limited liability company (“Accipiter Management”), Candens Capital, LLC, a Delaware limited liability company (“Candens Capital”) and Gabe Hoffman. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Candens Capital is the general partner of each of ALS Fund, ALS Fund II and ALS Fund II QP.  Accipiter Management is the investment adviser of each of ALS Fund Offshore and ALS Fund II Offshore.  Gabe Hoffman is the managing member of each of Candens Capital and Accipiter Management.  By virtue of his positions with Candens Capital and Accipiter Management, Mr. Hoffman has the power to vote and dispose of the Issuer’s Shares owned by the Accipiter Entities.

(b)           The principal business address of each of ALS Fund, ALS Fund II, ALS Fund II QP, Candens Capital, Accipiter Management and Mr. Hoffman is 399 Park Avenue, 38th Floor, New York, New York 10022.  The principal business address of ALS Fund Offshore and ALS Fund II Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, P.O. Box 1234, George Town, Grand Cayman, Cayman Islands.  The officers and directors of ALS Fund Offshore and ALS Fund II Offshore and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and incorporated herein by reference in this Item 2.

(c)           The principal business of each of the Accipiter Entities is investing in securities.  The principal business of Candens Capital is acting as the general partner of each of ALS Fund, ALS Fund II and ALS Fund II QP.  The principal business of Accipiter Management is acting as the investment adviser of ALS Fund Offshore and ALS Fund II Offshore. The principal occupation of Mr. Hoffman is acting as managing member of Accipiter Management and Candens Capital.

(d)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Hoffman is a citizen of the United States of America.

CUSIP NO. 92839Y109

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 338,141 Shares owned by ALS Fund is $3,108,696, including brokerage commissions.  The Shares owned by ALS Fund were acquired with partnership funds.

The aggregate purchase price of the 338,780 Shares owned by ALS Fund Offshore is $3,114,351, including brokerage commissions.  The Shares owned by ALS Fund Offshore were acquired using its working capital.

The aggregate purchase price of the 234,661 Shares owned by ALS Fund II is $2,283,470 including brokerage commissions.  The Shares owned by ALS Fund II were acquired with partnership funds.

The aggregate purchase price of the 481,915 Shares owned by ALS Fund II Offshore is $4,638,573, including brokerage commissions.  The Shares owned by ALS Fund II Offshore were acquired using its working capital.

The aggregate purchase price of the 279,853 Shares owned by ALS Fund II QP is $2,687,310, including brokerage commissions.  The Shares owned by ALS Fund II QP were acquired with partnership funds.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On February 7, 2008, Accipiter Capital issued a press release announcing that it had delivered a letter to the Board of Directors of the Issuer expressing its belief the offer by Odyssey Healthcare, Inc., through Odyssey Investment, Inc., a wholly owned subsidiary of Odyssey HealthCare Holding Company (collectively, “Odyssey”) to acquire the Issuer for $8.60 per share (the “Purchase Price”) is wholly inadequate and that the Reporting Persons do not intend to tender their Shares and plan to exercise their appraisal rights in accordance with Section 262 of the Delaware General Corporation Law should the tender offer and subsequent merger between the Issuer and Odyssey be consummated.  A copy of the press release, which includes a copy of the letter, is attached hereto as Exhibit 99.2 and incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 92839Y109

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 16,885,958 Shares outstanding, which is the total number of Shares outstanding as of January 14, 2008 as reported in the Issuer’s Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission on January 30, 2008.

As of the close of business on February 6, 2008, ALS Fund, ALS Fund II and ALS Fund II QP beneficially owned 338,141 Shares, 234,661 Shares and 279,853 Shares, respectively, constituting approximately 2.0%, 1.4% and 1.7% of the Shares outstanding, respectively.  As the general partner of each of ALS Fund, ALS Fund II and ALS Fund II QP, Candens Capital may be deemed to beneficially own the 852,655 Shares collectively owned by ALS Fund, ALS Fund II and ALS Fund II QP, constituting approximately 5.1% of the Shares outstanding.

As of the close of business on February 6, 2008, ALS Fund Offshore and ALS Fund II Offshore beneficially owned 338,780 Shares and 481,915 Shares, respectively, constituting approximately 2.0% and 2.9% of the Shares outstanding, respectively.  As the investment manager of each of ALS Fund Offshore and ALS Fund II Offshore, Accipiter Management may be deemed to beneficially own the 820,695 Shares collectively owned by ALS Fund Offshore and ALS Fund II Offshore, constituting approximately 4.9% of the Shares outstanding.

As the managing member of each of Accipiter Management and Candens Capital, Mr. Hoffman may be deemed to beneficially own 1,673,350 Shares collectively owned by the Accipiter Entities, constituting approximately 9.9% of the Shares outstanding.  Mr. Hoffman has sole voting and dispositive power with respect to the 1,673,350 Shares owned by the Accipiter Entities by virtue of his authority to vote and dispose of such Shares.

(b)           By virtue of his positions with Accipiter Management and Candens Capital, Mr. Hoffman has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)            There have been no transactions in the Shares by the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Accipiter Life Sciences Fund, LP, Accipiter Life Sciences Fund (Offshore), Ltd., Accipiter Life Sciences Fund II, LP, Accipiter Life Sciences Fund II (Offshore), Ltd., Accipiter Life Sciences Fund II (QP), LP, Accipiter Capital Management, LLC, Candens Capital, LLC and Gabe Hoffman, dated February 7, 2007.

99.2	Press release dated February 7, 2008.

CUSIP NO. 92839Y109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2008	ACCIPITER LIFE SCIENCES FUND, LP

	By:	Candens Capital, LLC its general partner

	By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II, LP

By:	Candens Capital, LLC its general partner

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II (QP), LP

By:	Candens Capital, LLC its general partner

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CUSIP NO. 92839Y109

ACCIPITER CAPITAL MANAGEMENT, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CANDENS CAPITAL, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

/s/ Gabe Hoffman
GABE HOFFMAN

CUSIP NO. 92839Y109

SCHEDULE A

Directors and Officers of Accipiter Life Sciences Fund (Offshore), Ltd.

Name and Position	Principal Occupation	Principal Business Address

Gabe Hoffman, Director	Managing member of Accipiter Capital Management, LLC, and Candens Capital, LLC	399 Park Avenue 38th Floor New York, New York 10022

Tom Davis, Director	President and CEO of Meridian Fund Services Limited	c/o Meridian Fund Services Limited 73 Front Street Hamilton HM 12 P.O. Box HM 528 Hamilton HMCX Bermuda

Cary Marr, Director	Senior Vice President – Operations, for Meridian Fund Services Limited	c/o Meridian Fund Services Limited 73 Front Street Hamilton HM 12 P.O. Box HM 528 Hamilton HMCX Bermuda

CUSIP NO. 92839Y109

Directors and Officers of Accipiter Life Sciences Fund II (Offshore), Ltd.

Name and Position	Principal Occupation	Principal Business Address

Gabe Hoffman, Director	Managing member of Accipiter Capital Management, LLC, and Candens Capital, LLC	399 Park Avenue 38th Floor New York, New York 10022

Tom Davis, Director	President and CEO of Meridian Fund Services Limited	c/o Meridian Fund Services Limited 73 Front Street Hamilton HM 12 P.O. Box HM 528 Hamilton HMCX Bermuda

Cary Marr, Director	Senior Vice President – Operations, for Meridian Fund Services Limited	c/o Meridian Fund Services Limited 73 Front Street Hamilton HM 12 P.O. Box HM 528 Hamilton HMCX Bermuda